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                              August 17, 2023

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Ltd
       Units 813 &815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-36206

       Dear Xianfeng Yang:

              We have reviewed your July 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 11, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review Prospects Results of Operations The year ended December 31, 2022 compared with the year ended December
31, 2021, page 65

   1. We note your proposed revised disclosures in response to prior comment 4. Please revise to separately discuss
and quantify the revenue and cost of revenue from each of the primary and sub mining
pool services so to better clarify the potential significant disparity in gross profit for
each.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
            Ltd
Comapany
August 17, NameBIT
           2023     Mining Ltd
August
Page 2 17, 2023 Page 2
FirstName LastName
Sub Mining Pool Services, page F-26

2. Please address further the following as it relates to your response to prior comment 6.
             Describe, in detail, how the technology and process work such that you both transfer computing power generated by your mine pool participants to the mining pools in which you participate and control the computing power of your mining pool participants before you transfer it to the mining pool operators of the mining pools in which you participate. For example, are you relaying the block header, the block version, and the block data provided by the mine pool operator of the mine pool in which you participate as well as your wallet address to the participants in your mining pool?
             Specify the terms of your Agreements that provide the company with control over the service of providing computing power before it is provided to the third-party pool operators and the ability to transfer such service.
             Highlight any significant differences between the rights and obligations of your mine pool participants and your rights and obligations in the mining pools in which you participate. As part of that comparison, compare the payout mechanism of the pool you operate with the pools with which you participate, identifying each significant variable effecting both the block reward and transaction fee components of those payouts.
             Explain to us how you receive payouts from the third-party pools in which you participate, including whether you provide your wallet address to the third-party operator. In this regard, clarify whether rewards are received in BTC.com's wallet and then distributed to your mining pool participants' wallets. Summarize the material terms of, and provide us with a copy of, the Specific Service
             Agreement that is referenced in the BTC.com User Agreement. Also, identify the mining pools in which you participate and provide us with a copy of the agreements that specify the rights and obligations of the parties to those agreements.
             Provide a comprehensive accounting analysis of how you determined that you control the computing power of the mining pool participant before it is provided to third-
             party pool operators. Refer to ASC 606-10-25-25.

       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Yi Gao